UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Ecoark Holdings, Inc.
(Name of Issuer)
Common
(Title of Class of Securities)
27888N109
(CUSIP Number)
Mark Breneman
Corporate Counsel
Nepsis Capital Management, Inc.
8692 Eagle Creek Circle
Minneapolis, MN 55378
507-624-0180
(Name, Address and Telephone Number of Person Authorized to Receieve Notices and Communications)
July 31, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 27888N109

1	NAME OF REPORTING PERSON: Nepsis Capital Management, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 41-1887702
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,188,219
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,188,219
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,188,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25%
14	TYPE OF REPORTING PERSON IA

CUSIP No.: 27888N109
ITEM 1.	SECURITY AND ISSUER:
Ecoark Holdings, Inc. Common 3333 S. Pinnacle Hills Pkwy Suite 220 Rogers, AR 72758 USA
ITEM 2.	IDENTITY AND BACKGROUND:
a. Nepsis Capital Management Inc. b. 8692 Eagle Creek Circle Minneapolis, MN 55378 c. Registered Investment Advisor d. N/A e. N/A f. USA
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Over the period of the last approximate 90 days, Nepsis Capital Management, Inc., in its capacity as a RIA, used an aggregate of $7,147,575.11 of funds provided through the accounts of certain of its investment advisory clients to make additional purchases of the Securities reported as beneficially owned.

ITEM 4.	PURPOSE OF TRANSACTION:
The Securities reported as beneficially owned in Item 5 were purchased by Nepsis Capital Management, Inc. in its capacity as a RIA on behalf of its investment advisory clients for investment purposes in the ordinary course of business.
a. Nepsis Capital Management, Inc. intends to make additional purchases in limited amounts as deemed appropriate by market conditions.
b. None
c. None
d. None
e. None
f. None
g. Nepsis Capital Management, Inc. has no interest in obtaining control of Ecoark Holdings, Inc.
h. Nepsis Capital Management, Inc. would likely reduce its position in Ecoark Holdings, Inc.
i. See (h.)
j. See (h.)

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
a. The aggregate number of Securities to which this Schedule 13D relates is 11,188,219 shares, representing 25% of the 44,750,000 shares outstanding.
b. 11,188,219 shares
c.
Date Advisor Account Account Description Description
Date Symbol Type Price Total Shares
7/31/17 Bought 37200 EARK $3.62
7/28/17 Bought 500 EARK $3.46
7/28/17 Bought 22000 EARK $3.77
7/27/17 Bought 2700 EARK $3.62
7/26/17 Bought 2000 EARK $3.74
7/26/17 Bought 14400 EARK $3.67
7/25/17 Bought 1800 EARK $3.70
7/25/17 Bought 31357 EARK $3.77
7/24/17 Bought 20469 EARK $3.76
7/21/17 Bought 68450 EARK $4.00
7/20/17 Bought 14351 EARK $3.99
7/20/17 Bought 58898 EARK $4.06
7/19/17 Bought 49300 EARK $4.02
7/19/17 Bought 123766 EARK $4.03
7/18/17 Bought 197882 EARK $4.05
7/18/17 Bought 252868 EARK $3.95
7/17/17 Bought 47750 EARK $3.79
7/14/17 Bought 18356 EARK $3.81
7/14/17 Bought 131495 EARK $3.89
7/13/17 Bought 9000 EARK $3.46
7/13/17 Bought 38400 EARK $3.47
7/12/17 Bought 9700 EARK $3.24
7/11/17 Bought 9200 EARK $3.20
7/10/17 Bought 12520 EARK $3.33
7/7/17 Bought 8000 EARK $3.63
7/6/17 Bought 6850 EARK $3.78
7/5/17 Bought 6700 EARK $3.50
7/3/17 Bought 3000 EARK $3.69
6/30/17 Bought 19150 EARK $3.72
6/29/17 Bought 1000 EARK $3.55
6/29/17 Bought 9300 EARK $3.67
6/27/17 Bought 6000 EARK $3.71
6/21/17 Bought 4000 EARK $3.99
6/20/17 Bought 2190 EARK $4.03
6/19/17 Bought 1450 EARK $4.17
6/15/17 Bought 16750 EARK $4.29
6/15/17 Bought 2000 EARK $4.53
6/12/17 Bought 3900 EARK $4.49
6/9/17 Bought 6000 EARK $4.50
6/7/17 Bought 1000 EARK $4.75
6/6/17 Bought 27000 EARK $4.78
6/5/17 Bought 1000 EARK $4.59
6/5/17 Bought 3500 EARK $4.62
6/2/17 Bought 5500 EARK $4.61
6/1/17 Bought 7000 EARK $4.59
6/1/17 Bought 6500 EARK $4.52
5/31/17 Bought 2000 EARK $4.66
5/30/17 Bought 8000 EARK $4.68
5/26/17 Bought 2000 EARK $4.74
5/25/17 Bought 22000 EARK $4.67
5/24/17 Bought 6300 EARK $4.72
5/23/17 Bought 3000 EARK $4.73
5/22/17 Bought 20600 EARK $5.40
5/19/17 Bought 1700 EARK $5.09
5/19/17 Bought 26300 EARK $5.11
5/18/17 Bought 1330 EARK $4.99
5/18/17 Bought 8670 EARK $5.02
5/17/17 Bought 7775 EARK $4.69
5/16/17 Bought 9500 EARK $4.85
5/15/17 Bought 6500 EARK $4.70
5/12/17 Bought 900 EARK $4.93
5/12/17 Bought 26100 EARK $4.95
5/11/17 Bought 22300 EARK $4.89
5/10/17 Bought 44600 EARK $4.66
5/9/17 Bought 11000 EARK $4.59
5/8/17 Bought 9000 EARK $4.60
5/5/17 Bought 14000 EARK $4.65
5/4/17 Bought 36000 EARK $4.68
5/3/17 Bought 12100 EARK $4.48
5/2/17 Bought 7900 EARK $4.37
5/1/17 Bought 2500 EARK $4.31
4/28/17 Bought 600 EARK $4.40
4/28/17 Bought 3300 EARK $4.49
4/27/17 Bought 5000 EARK $4.50
4/27/17 Bought 1200 EARK $4.44
4/26/17 Bought 27675 EARK $4.48
4/25/17 Bought 13500 EARK $4.41
4/24/17 Bought 5000 EARK $4.36
4/21/17 Bought 20275 EARK $4.45
4/20/17 Bought 5100 EARK $4.42
4/19/17 Bought 18000 EARK $4.49
d.N/A
e.N/A
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
None
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
None

CUSIP No.: 27888N109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 19 2017	Nepsis Capital Management, Inc. By: /s/ Mark W. Pearson Name: Mark W. Pearson Title: CIO & President
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).